June 14, 2019

Brian Ratzan
Chief Financial Officer
Conyers Park II Acquisition Corp.
1 Greenwich Office Park, 2nd Floor
Greenwich, CT 06831

       Re: Conyers Park II Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted May 21, 2019
           CIK No. 0001776661

Dear Mr. Ratzan:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 21, 2019

Provisions in our amended and restated certificate of incorporation, page 60

1. Consistent with your disclosure on page 135, please clarify here the scope of the exclusive forum provision with respect to claims under the federal securities laws. Also ensure that the exclusive forum provision in the governing documents states explicitly that it will not apply to claims under the federal securities laws.
Manner of Conducting Redemptions, page 91

2. You state that your determination to seek stockholder approval of a proposed business combination will be based on "a variety of factors." Please describe the factors that you will consider in making this determination and briefly explain how the timing of the
 Brian Ratzan
Conyers Park II Acquisition Corp.
June 14, 2019
Page 2
         proposed transaction would weigh in favor or against a determination to seek stockholder approval.
       You may contact Effie Simpson at 202-551-3346 or Andrew Mew at 202-551-3377 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 with any other questions.



FirstName LastNameBrian Ratzan                               Sincerely,
Comapany NameConyers Park II Acquisition Corp.
                                                             Division of
Corporation Finance
June 14, 2019 Page 2                                         Office of
Transportation and Leisure
FirstName LastName